UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V.

ANNOUNCES GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING1

Guadalajara, Jalisco, Mexico, September 26, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced the following:

As per Article 182 of the Mexican Corporations Law as well as Article 35 of the Company’s by-laws and the temporary Article 6 of the Mexican Securities Law, we invite the Company’s shareholders to a General Extraordinary Shareholders’ Meeting on October 27, 2006 with the first session taking place at 10:00 am and a second session taking place at 11:00 am, at the following location: the Auditorio del Centro Bursátil of the Mexican Stock Exchange, in the Mezzanine of building #255 located on Paseo de la Reforma, Col. Cuauhtémoc, Delegación Cuauhtémoc, Mexico City, to discuss the following:

MEETING AGENDA

I.     To amend the Company by-laws to be in line with current Mexican Securities Law.

II.    To elect the President of the Audit Committee

III.   To review the Nominations and Compensation Committee’s plans for the nomination, ratification, and if necessary, removal of members of the Board of Directors

IV.  To adopt the resolutions deemed necessary or convenient in order to comply with any decisions made during this meeting.

As per Article 38 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one or more of the Company’s shares will be admitted into the Shareholders’ Meeting, as long as they have obtained an admission card. This registry will close three (3) days prior to the date of this meeting.

_________________________

 1The procedures described in this announcement are applicable to holders of the ordinary shares of the Company.  Holders of the Company's ADRs will be entitled to submit their votes with respect to the matters to be voted upon at the meeting in accordance with the separate procedures of the ADS depositary, the Bank of New York.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

To attend the meeting, shareholders must show the admission card, which will only be issued upon request and which must be presented at least twenty-four (24) hours prior to the meeting, along with a receipt from the Corporate Secretary for the deposit of the stock certificates or shares, or a receipt of deposit of shares issued by a financial institution, credit institution, domestic or foreign, or broker, as per the Mexican Securities Law. Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated via an official letter (signed by two witnesses or as authorized by law). However, with respect to the Company’s capital stock trading on an exchange, the holder may only verify his/her identity via Company forms and that will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders.

We inform shareholders that the Secretary of the Company’s Board of Directors, Mr. Mario Roberto Martínez Guerrero, whose office is located on the 20th floor of building # 400-A, on Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegación Cuajimalpa, zip code 05120, in Mexico City, Mexico.

____________________________	_____________________________
EDUARDO SANCHEZ NAVARRO REDO	ROBERTO MARTINEZ GUERRERO
President of the Board of Directors	Secretary of the Board of Directors

Mexico City, September 26, 2006.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 2, 2006